Biophytis S.A.
Sorbonne University—BC 9, Bâtiment A 4ème étage
4 place Jussieu
75005 Paris, France

+33 1 44 27 23 00

July 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook and Mary Beth Breslin

Re:                             Biophytis SA

Withdrawal of Registration Statement on Form F-1

Filed on May 22, 2019
File No. 333-231655

Dear Ms. Westbrook and Ms. Breslin:

On behalf of Biophytis SA (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-231655), as initially filed with the Securities and Exchange Commission (“Commission”) on May 22, 2019 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Aron Izower, Esq. of Reed Smith, via email at aizwer@reedsmith.com or via facsimile at (212) 521-5450.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Aron Izower or Wendy Grasso of Reed Smith LLP by telephone at (212) 549-0393 or (212) 549-0216, respectively.

Sincerely,

/s/ Stanislas Veillet
Stanislas Veillet
Chief Executive Officer

cc:                                Aron Izower and Wendy Grasso of Reed Smith LLP